Exhibit 99.1

Ucommune Announces Extraordinary General Meeting and Share Consolidation

BEIJING, March 15, 2022 /PRNewswire/ -- Ucommune International Ltd (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced an extraordinary general meeting of the Company (the “Meeting”) will be held at 10 A.M. on April 21, 2022, Beijing time (10 P.M. on April 20, 2022, U.S. Eastern time) at Floor 8, No.2 Guanghua Road, Chaoyang District, Beijing, China. The purpose of the meeting is to effect a share consolidation of 20 ordinary shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.002 (the “Share Consolidation”). The Company has established the close of business on March 29, 2022, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof.

Subject to the approval of Share Consolidation at the Meeting, the Share Consolidation will be effective at 5 P.M. on April 21, 2022, U.S. Eastern time, and the Class A ordinary shares are expected to begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market when markets open on the next business trading day under the new CUSIP/ISIN numbers. No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the whole number of shares. Subject to the approval of the shareholders at the Meeting, immediately following the Share Consolidation, the authorized share capital of the Company is US$50,000.00 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (a) 20,000,000 Class A ordinary shares of par value of US$0.002 each and (b) 5,000,000 Class B ordinary shares of par value of US$0.002 each.

Copies of the notice of the Meeting and the form of proxy are available on the Company’s corporate investor relations website at https://ir.ucommune.com.

About Ucommune International Ltd

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ucommune International Ltd
ir@ucommune.com

ICR, LLC
Robin Yang
ucommune@icrinc.com
+1 (212) 537-3847